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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                                                  Commission File Number 0-8623


                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:            September 30, 1998
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[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-K         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       Part I. Registrant Information

Full name of registrant:     ROBOTIC VISION SYSTEMS, INC.
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Former name if applicable

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Address of principal executive office (Street and number)

     5 Shawmut Road
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City, State and zip code:    Canton, MA 02021
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                       Part II. Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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[ ] (c) The accountant's statement or other exhibit required by the Rule
12b-25(c) has been attached if applicable.


                       Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant has multiple operations within the United States and outside the United States. Without unreasonable effort and expense, it is not possible to prepare a complete set of the registrant's financial statements for the fiscal year ended September 30, 1998 by the prescribed due date.

                       Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

         Glenn W. Meloni                      (781) 821-0830
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             (Name)                  (Area Code and Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(a) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [X] Yes      [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         [X] Yes      [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attachment.

                                         Robotic Vision Systems, Inc.
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                                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date December 30, 1998                 By /s/ John J. Arcari
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                                       John J. Arcari
                                       Chief Financial Officer

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                                                  ATTACHMENT TO FORM 12b-25

     On December 10, 1998, the registrant reported revenues of $169,007,000 and a net loss of $40,505,000, or $(1.65) per share, for the fiscal year ended September 30, 1998, as compared to revenues of $169,342,000 and net income of $648,000, or $0.03 per share, for the fiscal year ended September 30, 1997. The net loss for the fiscal year ended September 30, 1998 was primarily a result of adverse business conditions in the semiconductor capital equipment industry.